SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


               Empresas ICA Sociedad Controladora, S.A. de C.V.(1)
            ---------------------------------------------------------
                                (Name of Issuer)

     Ordinary Shares of Common Stock and American Depositary Shares ("ADSs")
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  292448107(2)
                              -------------------
                                 (CUSIP Number)

                                December 31, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------
(1)  Translation of Issuer's Name: The ICA Corporation Holding company.
(2) No CUSIP number exists for ordinary shares of common stock, which are not traded in the United States.
The CUSIP number 292448107 is only for the ADSs representing ordinary shares of common stock.

CUSIP NO. Not Applicable                                      Page 2 of 13 Pages


    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Banco Nacional de Mexico, S.A., as Trustee of trust No. 11,971-5 created April 8, 1992

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) |_|
                                                                    (b) |X|

    3   SEC USE ONLY


    4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Mexico

                        5   SOLE VOTING POWER

                                   99,244,011 ordinary shares
       NUMBER OF
        SHARES          6   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING        7   SOLE DISPOSITIVE POWER
        PERSON
         WITH                      99,244,011 ordinary shares

                        8   SHARED  DISPOSITIVE POWER


    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             99,244,011 ordinary shares

    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             16.0%

    12  TYPE OF REPORTING PERSON*

             EP


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. Not Applicable                                      Page 3 of 13 Pages



    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Banco Nacional de Mexico, S.A., as Trustee of trust No. 11,972-3 created April 10, 1992

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) |_|
                                                                    (b) |X|

    3   SEC USE ONLY


    4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Mexico

                        5 SOLE VOTING POWER

                            51,760,136 ordinary shares
       NUMBER OF
        SHARES          6 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING        7 SOLE DISPOSITIVE POWER
        PERSON
         WITH               51,760,136 ordinary shares

                        8 SHARED DISPOSITIVE POWER


    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             51,760,136 ordinary shares

    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.3%

    12  TYPE OF REPORTING PERSON*

             00


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. Not Applicable                                      Page 4 of 13 Pages



    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Banco del Atlantico, S.A., as Trustee of trust No. 2020 created March 15, 1985

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) |_|
                                                                    (b) |X|

    3   SEC USE ONLY


    4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Mexico

                        5 SOLE VOTING POWER

                            2,867,158 ordinary shares
       NUMBER OF
        SHARES          6 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING        7 SOLE DISPOSITIVE POWER
        PERSON
         WITH               2,867,158 ordinary shares

                        8 SHARED DISPOSITIVE POWER


     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,867,158 ordinary shares

    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.5%

    12  TYPE OF REPORTING PERSON*

             EP


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. Not Applicable                                      Page 5 of 13 Pages



    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Royal International Bank and Trust Company Inc., as Trustee of the Foreign Employee Trust, settlement No. 025, created April 15, 1992


    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) |_|
                                                                    (b) |X|

    3   SEC USE ONLY


    4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Mexico

                        5 SOLE VOTING POWER

                            128,668 ADSs (representing 772,008 ordinary shares)
       NUMBER OF
        SHARES          6 SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING        7 SOLE DISPOSITIVE POWER
        PERSON
         WITH               128,668 ADSs (representing 772,008 ordinary shares)

                        8 SHARED DISPOSITIVE POWER


     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             128,668 ADSs (representing 772,008 ordinary shares)

    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.1% of the ordinary shares

    12  TYPE OF REPORTING PERSON*

             EP


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

         (a) Name of Issuer:

                  Empresas ICA Sociedad Controladora, S.A. de C.V. (the
                  "Company")

         (b) Address of Issuer's Principal Executive Offices:

                  Mineria No. 145
                  Colonia Escandon
                  11800 Mexico, D.F.
                  Mexico

Item 2.

         (a) Names of Persons Filing:

                  (1) Banco Nacional de Mexico, S.A. as Trustee of trust No.11,971-5 created April 8, 1992.

                  (2) Banco Nacional de Mexico, S.A. as Trustee of trust No.11,972-3 created April 10, 1992.

                  (3) Banco del Atlantico, S.A. as Trustee of trust No.2020 created March 15, 1985.

                  (4) Royal International Bank and Trust Company Inc. as Trustee of the Foreign Employee Trust, settlement No.025, created April 15, 1992.

         (b) Addresses of Persons Filing:

                  (1)  Banco Nacional de Mexico, S.A.
                       Bosques de Duraznos No. 75 PH
                       Col. Bosques de las Lomas
                       Mexico, D.F. 11700

                  (2)  Banco Nacional de Mexico,
                       S.A. Bosques de Duraznos No. 75 PH
                       Col. Bosques de las Lomas
                       Mexico, D.F. 11700

                  (3)  Banco del Atlantico, S.A.
                       Paseo de la Reforma No. 156, Piso 10
                       Col. Juarez
                       Mexico, D.F. 06600

                  (4)  Royal International Bank and
                        Trust Company Inc.
                       Attn:  William D. Wright
                       3100 Oak Road
                       Suite 210
                       Walnut Creek, CA 94596

         (c) Citizenship:

                  (1)  Mexico

                  (2)  Mexico

                  (3)  Mexico

                  (4)  Republic of Nauru

         (d) Title of Class of Securities:

                  (1)  Ordinary shares, without par value

                  (2)  Ordinary shares, without par value

                  (3)  Ordinary shares, without par value

                  (4) American depositary shares, each ADS representing six ordinary participation certificates, each ordinary participation certificate representing a financial interest in one ordinary share

         (e) CUSIP Number:

                  (1)  Not applicable

                  (2)  Not applicable

                  (3)  Not applicable

                  (4)  292448107

Item 3.

         Not Applicable.

         If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4.       Ownership

         (a) Amount Beneficially Owned:

                  (1)  See item 9 on page 2 of the cover page.
                  (2)  See item 9 on page 3 of the cover page.
                  (3)  See item 9 on page 4 of the cover page.
                  (4)  See item 9 on page 5 of the cover page.

         (b) Percent of Class:

                  (1)  See item 11 on page 2 of the cover page.
                  (2)  See item 11 on page 3 of the cover page.
                  (3)  See item 11 on page 4 of the cover page.
                  (4)  See item 11 on page 5 of the cover page.

         (c) Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote:

                        (1)  See item 5 on page 2 of the cover page.*
                        (2)  See item 5 on page 3 of cover page.
                        (3)  See item 5 on page 4 of the cover page.*
                        (4)  See item 5 on page 5 of the cover page.*

                  (ii)  shared power to vote or direct the vote:

                        (1) Not applicable.*
                        (2) Not applicable.
                        (3) Not applicable.*
                        (4) Not applicable.*

                  (iii) sole power to dispose or direct the disposition of:

                        (1)  See item 7 on page 2 of the cover page.*
                        (2)  See item 7 on page 3 of the cover page.**
                        (3)  See item 7 on page 4 of the cover page.*
                        (4)  See item 7 on page 5 of the cover page.*

                  (iv)  shared power to dispose or direct the disposition of:

                        (1) Not applicable.*
                        (2) Not applicable.**
                        (3) Not applicable.*
                        (4) Not applicable.*

Item 5.       Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.       Identification and Classification of Members of the Group.

         See Exhibit A.

Item 9.       Notice of Dissolution of Group.

         Not Applicable.

Item 10.      Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------------
* Voting power and dispositive power may be considered shared since such powers are vested in technical committees composed of members of the Company's board of directors.

** Dispositive power may be considered shared since the exercise of such power requires the unanimous consent of all members of a technical committee, a minority of whose members are appointed by the Company's board of directors.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           BANCO NACIONAL DE MEXICO, S.A.
                           as Trustee of Trust No.11,971-5


February 13, 2003

                           By: /s/ GABRIEL URIBE CORONA
                           -----------------------------------
                              Name: Gabriel Uribe Corona
                              Title: Delegado Fiduciario



                           By: /s/ SANDRA NAVARRO CAMARILLO
                           -----------------------------------
                              Name: Sandra Navarro Camarillo
                              Title: Delegado Fiduciario


                           BANCO NACIONAL DE MEXICO, S.A.
                           as Trustee of Trust No.11,972-3


February 13, 2003

                           By: /s/ GABRIEL URIBE CORONA
                           -----------------------------------
                              Name: Gabriel Uribe Corona
                              Title: Delegado Fiduciario



                           By: /s/ SANDRA NAVARRO CAMARILLO
                           -----------------------------------
                              Name: Sandra Navarro Camarillo
                              Title: Delegado Fiduciario

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           BANCO DEL ATLANTICO, S.A.
                           as Trustee of Trust No.2020


February 13, 2002


                     By:   /s/ REBECA TREJO SANCHEZ
                           ----------------------------------------
                           Name: Rebeca Trejo Sanchez
                           Title: Apoderadas Especiales Fiduciarias


                     By:   /s/ CLAUDIA KAIM LUSCHER
                           ----------------------------------------
                           Name: Claudia Kaim Luscher
                           Title: Apoderadas Especiales Fiduciarias

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  ROYAL INTERNATIONAL BANK AND TRUST COMPANY INC.
                  as Trustee of the Foreign Employee Trust, Settlement No.025



February 13, 2003



                           By:   /s/ ROBERT JENSEN
                                 -----------------------------
                                 Name: Robert Jensen
                                 Title: Attorney-in-fact